October 6, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Nicholas O’Leary and Ms. Katherine Bagley

Re: iSpecimen Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 8, 2025

File No. 333-289725

Dear Mr. O’Leary and Ms. Bagley:

On behalf of iSpecimen, Inc. (the “Company”), please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 22, 2025 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (Amendment No. 2) filed September 8, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 2 to Registration Statement on Form S-1, filed September 8, 2025

Risk Factors

Risks Related to Our Corporate Treasury Initiative and Digital Assets, page 33

1.	Please add risk factor disclosure addressing the possibility that a determination that your Solana is being offered and sold as a security could lead to your classification as an “investment company” under the Investment Company Act of 1940 and the associated risks and potential consequences.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include risk factor disclosure addressing the possibility that a determination that Solana is being offered and sold as a security could cause the Company to be deemed an “investment company” under the Investment Company Act of 1940, as well as the associated risks and potential consequences.

Our plan to establish a Solana-based corporate treasury program…, page 33

2.	Please revise your risk factor disclosure to address potential impacts to the price of Solana such as competition from other crypto assets and the level of adoption of Solana relative to other crypto assets. Additionally, please provide quantitative information that demonstrates the volatility of Solana.

Response: We acknowledge the Staff’s comment and have revised the risk factor disclosure of the Registration Statement to (i) address potential impacts to the price of Solana from competition with other crypto assets and the relative level of adoption of Solana, and (ii) provide quantitative information demonstrating Solana’s historical price volatility, including its 52-week trading range.

Our purchase strategy may expose us to additional risks, including illiquidity associated with “Locked SOL”, page 33

3.	Revise your statement here that you “may” acquire Locked Solana to instead state that you intend to acquire Locked Solana, if true. Please also expand on your disclosure regarding “Locked SOL” to explain the process by which these tokens would become “unlocked” and freely tradable. Please explain whether the contractual transfer or vesting restrictions are expected to vary between different lots of Locked Solana and if you plan to adopt any policies or procedures regarding the applicable restrictions on the Locked Solana you purchase.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify that the Company intends to acquire Locked Solana, to describe generally how such tokens become “unlocked,” and to disclose that the Company plans to adopt policies and procedures to address these restrictions.

Business

Corporate Treasury Initiative, page 50

4.	Provide further disclosure explaining the material aspects of Solana. In that regard:

●	Describe the use case for Solana including its intended purpose, use, and function.

●	Provide a discussion of Solana “tokenomics” discussing the past and current supply of Solana, how new Solana is created, any burn mechanism, and any inflationary or deflationary mechanism.

●	Include a discussion of the Solana ecosystem and a description of the lifecycle of the Solana token.

●	Provide more detailed risk factor disclosure addressing the material risks related to Solana and its ownership.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to provide additional disclosure regarding the material aspects of Solana, including its intended use and function, tokenomics, the Solana ecosystem, as well as expanded risk factor disclosure addressing the material risks related to Solana and its ownership.

5.	Please identify the third-party custodians you intend to use to store any Solana you acquire. If you have not yet identified any custodians, disclose the material aspects of the custody arrangements you intend to use, to the extent known, and discuss whether you intend to have a custodial arrangement in place prior to the acquisition of any Solana. In that regard, we note your press release filed as Exhibit 99.1 to your Form 8- K filed August 7, 2025 that states that “BlockArrow employs such a layered security model including offline cold storage, insured custody through Coinbase Custody, and institutional-grade risk controls. Coinbase Custody’s insurance coverage extends to risks such as theft, damage, or operational failures.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include disclosure regarding our anticipated custody arrangements for Solana, including the role of third-party custodians and related security and insurance considerations.

6.	Please expand your disclosure to disclose whether you intend to hedge your Solana exposure. If so, please describe your hedging strategy.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify our current intentions with respect to hedging our Solana exposure and to describe potential hedging strategies and related risks.

7.	We note that your press release filed as Exhibit 99.1 to your Form 8-K filed September 4, 2025, states that you “plan for the Solana to be staked including liquid staking tokenization to increase yields for shareholders in the long-term.” Please revise to address the following comments:

●	Expand your disclosure to provide a materially complete description of your plans to stake Solana, engage in liquid staking, and any other methods by which you intend to generate yield. Without limitation and to the extent applicable, your disclosure should address the mechanics of the process, the participants involved, and how awards are determined or other profits generated as well as any risks associated with staking and other income-generating strategies and the impact of those risks to investors. Also disclose your policies and procedures for your staking plans, including, for example, how much of your Solana you intend to stake and how any agreement with a staking provider will operate.

●	Revise to disclose with specificity the bonding and unbonding periods associated with staking Solana, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.

●	Provide risk factor disclosure addressing the liquidity risks of your staking plans and your plans to purchase locked Solana.

●	Add a risk factor to address the additional counterparty risks if you pursue strategies to create income streams or otherwise generate funds using your Solana holdings.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to expand our disclosure regarding staking, liquid staking, and other potential yield-generating strategies, including related mechanics, liquidity considerations, and associated risk factors.

8.	Discuss how you intend to generate profit through your long term Solana treasury strategy, if you have any plans to generate profit other than through staking.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify our long-term Solana treasury strategy, including staking and other potential profit-generating activities, as well as related risks.

General

9.	We note your Form 8-K filed September 4, 2025, and Exhibit 99.1 filed thereto indicate that you will pursue a strategy of establishing a Solana-based treasury program and engaging in other crypto asset related activities. Please revise to further describe the extent to which you intend to focus on crypto asset related activities over your primary business operations as a “global marketplace platform” of “patients, biospecimens, and data for research.” Include appropriate risk factor disclosure concerning this separate strategy.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to clarify the relationship between our Solana-based treasury program and our core biospecimen marketplace operations, and to include corresponding risk factor disclosure regarding this separate strategy.

10.	Discuss the material aspects of your plans to engage in crypto asset related activities other than your planned Solana treasury. In that regard:

●	Discuss your plans for purchasing crypto assets other than Solana. We note your press release filed as Exhibit 99.1 to your Form 8-K filed August 7, 2025 refers to “plans to initially select Solana,” and your press release filed as Exhibit 99.1 to your Form 8-K filed September 4, 2025 states that “iSpecimen has been approached by several Crypto currency-related companies that have presented opportunities in tokenized real-world assets as well as among highly ranked cryptocurrencies.”

●	Discuss the material aspects of your plans to engage in spot trading, including what percentage of your treasury you intend to allocate to spot trading. Your press release filed as Exhibit 99.1 to your Form 8-K filed September 4, 2025 states that “[you] also plan to partially diversify [y]our Solana holding and allow a small percentage for spot trading.”

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to expand our disclosure regarding potential acquisitions of other digital assets beyond Solana, as well as our plans for limited spot trading, including the anticipated allocation of a small percentage of our treasury to such activities.

Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Robert Bradley Lim
Name:	Robert Bradley Lim
Chief Executive Officer

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